FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of the Connected Persons of a Director and of a Person Discharging Managerial Responsibility (PDMR), in Ordinary Shares (ORDs) and American Depositary Shares(ADSs) in GlaxoSmithKline plc as a result of awards made under the GlaxoSmithKline 2009 Share Value Plan (SVP) on 22 August 2012 as follows:

Director/PDMR	Connected Person	Ordinary Shares	ADSs
Mr P Thomson	Mrs K Thomson	2,835
Dr M Slaoui*	Dr K Slaoui		2,300
* Denotes an Executive Director

The GlaxoSmithKline 2009 Share Value Plan award was based on an Ordinary Share price of£14.425 per Share, (the closing middle market price of an Ordinary Share in GlaxoSmithKline plc on 22 August 2012) and at a price of $45.86 per ADS.

The Company and the above-mentioned individuals were advised of these transactions on 23 August 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

23 August 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 23, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc